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<DOCUMENT>
<TYPE> N-8A
<SEQUENCE>1
<FILE NAME> n8adavid_declaration.txt
<DESCRIPTION> DECLARATION
<TEXT>
```

Standard Industrial Classification (SIC)   CIK: 0002066442
Investment Trust Company-6091   CCC: ZHM9plk@
Real Estate Investment Trust 7698   DAVID TRONCOSO WHFIT
Asset-Backed Securities 6189   EIN: 33-6421817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM N-8
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION
8(a) OF THE INVESTMENT COMPANY ACT OF 1940 The undersigned
investment company hereby notifies the Securities and Exchange
Commission that it registers under and pursuant to the
provisions of Section 8(a) of the Investment Company Act of
1940 and in connection with such notification of registration
submits the following information:

DAVID TRONCOSO WHFIT
General Delivery Malaga, New Jersey Republic [08328]
8564174612

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of l940
concurrently with the filing of
Form N-8A: YES [X] "NO [ ]

During the preparation of the form N-8A,
notification of registration c/o DAVID TRONCOSO WHFIT.
The trustee was unable to determine full classification as a
WHFIT/NMWHFIT, with accuracy. The trustee will file an
amendment to this notification of registration stating its
correct classification after review and evaluation of the
trust assets.

In the matter of public interest, the attached Declaration of
trust are private and should be treated with confidentiality.
Both requirements of section 8(a), and 8(b) of the Investment
Company Act of 1940 are
satisfied with the filing of form N-8A.
DECLARATION OF TRUST FORM N-8A ATTACHMENT

Troncoso, David, Executor/Trustee
c/o 1370 S Main Rd PMB 139
Vineland, New Jersey [08360]

Date: 31st of March Anno Domine 2025

To: Agents and Representatives, successors and assigns, of the
UNITED STATES and all subdivisions of same; FEDERAL RESERVE

Officers and Boards of Directors and subdivisions; All local,
State, Federal, and/or international or multinational
governments, corporations, agencies, the International
Monetary Fund, the Queen of England and all subordinates; the
Vatican, and all subordinates, successors and assigns, and not
limited to:

AFFIDAVIT OF PUBLIC NOTICES

Part I
Acceptance of Oath by United States President
Beneficiary Rights/Rights to Accept for Value Declaration,
inclusive of:
Notice of Non-Adverse Party
Notice of WHFIT/NMWHFIT
U.S. Citizens as Surety
Birth Certificate
Special Notices to the Federal Reserve-Instrument for and by
the US
Endorsement Language for Instruments and Checks and Acceptance
for value Synopsis
International Bills of Exchange

Part II
Notice of Understanding, Intent and Claims of Right
Duty To Speak
Averment of Facts
Jurat

Reg Mail # RF485873033 US
Copy of Original Document
Scott Bessent d/b/a SECRETARY DEPARTMENT OF THE TREASURY
WASHINGTON, DC [20220]

Reg Mail #RF 485872982US
Copy of Original Document
IRS Technical Support Division
c/o INTERNAL REVENUE SERVICE
1500 Pennsylvania Avenue, NW
Washington, D.C. [20220]

Reg Mail# RF872485979 US
Copy of Original Document
Patricia Collins d/b/a TREASURER DEPARTMENT OF TREASURY
1500 Pennsylvania Avenue, NW
Washington, D.C. [20220]

Reg Mail # RF485873016 US
Copy of Original Document
Marco Rubio, U.S. Secretary of State
Harry S. Truman Building 2201 C Street, NW
Washington, D.C. 20521

Reg Mail # RF485872815 US
Copy of Original Document
Pam Bondi , Acting Attorney General
U.S. Attorney General U.S. Department of Justice

950 Pennsylvania Avenue, NW
Washington, D.C. 20530

Reg Mail# RF872485829 US
Copy of Original Document
Melanie Krause, Acting Commissioner Internal Revenue Service
U.S. Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, D.C.20220

Reg Mail # RF485873020 US
Copy of Original Document
Mark Pitella, Acting Deputy Director
U.S. Marshall Service
1215 S. dark St.
Arlington, VA. 22202

Reg Mail # RF485872965 US
Copy of Original Document
Maritta R. Sciarrotta Acting Director
Department of the Treasury
P.O. Box 002
Trenton, New Jersey [08625]

Reg Mail# RF485873002 US
Copy of Original Document
Kathy Hochul, New York State Governor
State Capitol
Albany, New York [12224]

Reg Mail# RF485872996 US
Copy of Original Document
Phil Murphy, New Jersey State Governor
125 W State Street
Trenton, New Jersey [08608]

Definitions

The definitions of words, phrases and sentences used in the
following are those of the common man. Words and their
meanings are defined as those meanings as accepted in the
casual course of man's interaction in a civilized community,
similarly educated and experienced as to their
use. Terms of Art and Words of Art, as they are known in
corporate Legal writings, are foreign to this document unless
used descriptively herein and may not be interjected or
construed by any agent or authority without signed contractual
permission of Declarant/Affiant.

NOMENCLATURE
Notice to all interested parties, recipients, Principals and
Agents.
Within the context of this Notice and Claim, and future issues
of instruments/claims contemplated and described herein, the

names, titles and designations listed below are synonymous in use and intent and noted as reference to the Declarant/ Affiant.
Troncoso, David his/him/himself, man.
All Titles of designation referring to the sovereign Declarant/Affiant contained within the following document and Notice, i.e. Executor, Declarant, Affiant, Grantor, Beneficiary, and Trustee are synonymous in use or intent. All Titles of designation contained herein, used as
or in reference to corporate government entities, Agents or Officers, successors or subdivisions, included but not limited to: United States, United States, Inc., United States Government, United States of America, STATE OF NEW YORK, STATE OF NEW JERSEY, UNITED STATES, UNITED STATES OF AMERICA, UNITED STATES INC., U.S. Government and U.S. are synonymous in use and intent relative to, and within, the specific context used/referenced.

AFFIDAVIT of PUBLIC NOTICE

Notice to Agent is Notice to Principle. Notice to Principle is Notice to Agent.

I, Troncoso, David, Executor/Trustee, Trust Interest holder, Beneficiary, non-adverse party and
sovereign created by The Most High God am over 18 (eighteen) years of age and thus have reached the age of majority, hereinafter "Affiant" and/or "Declarant/Affiant" does solemnly declare and state under penalty of perjury that:

1. Affiant is of the age of majority, is of sound mind and competent to testify.
2. Affiant is domiciled in the nation/state of New Jersey, a member Republic of the Union which was and is Established by the Articles of Confederation and later expressed by the Declaration of Independence and the Constitution for the united States of America.
3. All the facts stated herein are true, correct, and complete in accordance with Affiant's best firsthand knowledge and understanding, admissible as evidence, and if called upon as a witness Affiant can and will testify to their truthfulness.
4. I have, in Good Faith, determined the facts stated herein as being true, correct, complete, and not meant to mislead.

By the signing of this Public Notice before a Notary Public as an authentic act, Affiant does hereby claim and declare:

In Good Faith and with clean hands:
Equality is Paramount and Mandatory by Law, and
Affiant is not a Corporation, and

Affiant is not a Fiction or Artificial entity, and
Affiant is a real "Flesh and Blood man", and

Constitutions have jurisdiction over the Governments they
create; fictional entities (Corporations) are inferior to the
Governments who have jurisdiction over
them, and The agents of Government are the TRUSTEES for the
Grantor/Beneficiary, and The united states of america is a
common law Jurisdiction;
And A statute is defined as a legislated rule of society
which has been given only the force of law, and

The only form of government recognized as lawful in the united
States of America is a representative one, and Representation
requires mutual consent, and In the absence of mutual consent,
neither representation nor governance can exist, and People in
the united States of America have a right to revoke or deny
consent to be represented and thus
governed, and if anyone does revoke or deny consent, they then
may exist free of government control and statutory restraints,
and a "sovereign" is one who has lawfully revoked consent and
exists free of statutory restrictions, obligations, and
limitations; and

A citizen issued/assigned a Social Security Number (SSN) is in
fact presumed to be an
"employee" of the federal government and thus bound by the
statutes created by and within Federal/State government
jurisdiction(s); and

Upon proper Notice, claim of right, and express intent, a
sovereign may disavow this employee
presumption in fact, with prejudice, and without waiver or
forfeiture of privilege or benefit accrued; and

The lawful filing of IRS form SSA-521/1099-C or others,
respectively, and if properly filed,
abandons the citizen's Social Security (SS) Number, waives the
SS retirement/disability benefit and forfeits the associated
indebtedness owed the citizen by the U.S. Government as may be
reported on IRS form(s) SSA-7050 or others.

Article I

Acceptance of Oath of President of the United States

Know ye all men that by these presents I, Troncoso, David, a
sovereign under I am that I am in the Name of Jesus the
Christ (the Most High God and His Son) alone, hereby accept
the Article II, Section 1, Clause 8, Oath of the President of
the United States in which he stated: "I do solemnly swear (or
affirm) that I will faithfully execute the Office of the
President of the United States and will to the best of my
ability, preserve, protect and defend the Constitution of the
United States."

Wherefore, I accept the President's Oath as an offer to me made in good faith and respectfully demand that he work for my benefit. I accept the President' s position as executive Trustee and publicly declare him to be my executive Trustee in regard to each trust mentioned herein. I accept my position as Beneficiary of these several trust(s) and I recognize that the Constitution creates a trust between the United States and the People, I recognize the President of the United States as executive Trustee of the trust created by the Constitution. I hereby publicly acknowledge and accept my position as a Beneficiary of the trust created by the Constitution.   I hereby claim all equitable title and interest available to me as a Beneficiary of this trust and therefore recognize that the United States citizen that I represent is a priority stockholder in the corporate United States and through that citizen I have first and foremost position in equity in the United States, and a right to various distributions from that trust.

Furthermore, I recognize that President Franklin D. Roosevelt created another trust between the United States and the People in the year 1933 and I recognize the President of the United States as executive Trustee of the trust created by President Roosevelt in 1933 and I hereby publicly acknowledge and accept my position as a Beneficiary of the trust created by President Roosevelt in 1933.

As a Beneficiary of this trust, I recognize the United States citizen I represent is a priority stockholder in the corporate United States, and therefore, I have first and foremost position in
equity and a right to various distributions from that trust. Furthermore, Affiant recognizes the prior proprietary claim(s) derived from or on the basis of these preexisting contracts.

Article II
Beneficiary Rights/ Right to Accept for Value

As the Beneficiary of the several trusts created by the Constitution and by President Roosevelt, I, hereby claim my right to accept for value any instrument(s) issued for value. See: Title 31 Subtitle IV Chapter 51 Subchapter II Sec. 5118 Gold clauses and consent to sue.

Under the Uniform Commercial Code (U.C.C.), Section 1-201 (24) regarding Legal Tender it states that, "The referenced Official Comment notes that the definition of money is not limited to legal tender, under the U.C.C. The test adopted is that of sanction of government, whether by authorization before issue or adoption afterward, which recognizes the circulating medium as a part of the official currency of that government. The narrow view that money is limited to legal tender is rejected."

Article III
Declarations

1. Declarant/Affiant has no record or evidence that Declarant/Affiant may not issue Debt
Instruments privately with Original Issue Discount (OID) 26 CFR 1.1275-1(g) and 1.1275-3; and may not avail himself of the following:

The Documenting of The Evidence of Withholding of Federal Income Tax Federal Reserve Act of 1913 § 16, 26 USC 3123

The Reporting of a Change in Filing Method 26 CFR 1.671-5, 1.1271-1.1275. The Recognizing of The Arrangement of The Non Mortgage Widely Held Fixed Investment Trust (NMWHFIT) Internal Revenue Bulletin 2208-40, Notice 2008-77 •

The Presenting of Evidence of a Non-adverse party 26 USC 672 •

The Declaring of Trust Interest Holder (TIH) Status and The Acting as a middleman or nominee General Instruction For Forms 1099, 1098, 5498, and W-2G. The Accruing of Interest and the Dividends in Certain Hypothecation Scenarios Federal Reserve, 1961, Modern Money Mechanics; Instructions for Form 1099-DJv, 1099-JNTIOID •

The Reporting Under Safe Harbor Rules (26 CFR 1.671-5) ;

The Producing of a Natural Fungible Agricultural Commodity Within a NMWHFIT 7 CFR la & 6; Chapter 9 Subchapter II, Part A, 191; USDA Packers & Stockyards;

The Certifying of Warehouse 7 USC Chapter JO, USDA P&SP

The Exhaustion of Administrative Remedies 26 CFR 301.7430(1);

The Bonding of the Public Servant for the Forwarding of all bonds to the United States
Treasury and to stay in honor as successor. 18 US Code 2071, 2073, 2075, and 2016; and Declarant/Affiant believes no such evidence exists.

2. Declarant/Affiant has no record or evidence that Declarant/Affiant may not issue a Bill
of Exchange as described in January 1, 2010, Internal Revenue Service Manual 3.8.45.4.10.1; and Declarant/Affiant believes no such evidence exists.

3. Declarant/Affiant has no record or evidence that Troncoso, David is not a 26 CFR Subtitle A, Chap 1 Subchapter J, Part 1 Subpart E, Section 672 (b) non-adverse party; and Declarant/Affiant believes no such evidence exists.

4. Declarant/ Affiant has no record or evidence that he cannot conduct his commercial
activities, private and public, under the Uniform Commercial Code (U.C.C.), and Declarant/Affiant believes no such evidence exists.

5. Declarant/Affiant has no record or evidence that Declarant/Affiant may not and should
not employ the following: The Reporting of Violations through The Identification of Terrorist Acts and Piracy In Commerce, The Patriot Act 2001 Subtitle A invoking 31 USC 5318, Evidencing the Special Maritime Jurisdiction Title 9 subsection 1, Title 1 subsection 3, Providing Remedy For Plunder of Distressed Vessel 18 USC 1658 The Qualifying under Special Title as Federal Agency 5 USC 105, 5 USC 551

subsection l The Contracting as an Officer The Acceptability of Individual Surety, FAR 28.203, 28.201 The Accepting of the Default Offer by The Public Servant's Bonded Confession through Tacit Agreement FAR. 52.228-U(a) The Stipulating of Forfeiture Proceedings and Audits By Inspector General FAR Part 42, 7 USC 56; and Declarant/Affiant believes no such evidence exists.

6. Declarant/Affiant has no record or evidence that DAVID TRONCOSO WHFIT EIN 33-6421817 did not become a United States person under 26 CFR 7701 (a) (30) (e) and did not become a corpus in fact from the granting by Declarant/Affiant; and Declarant/Affiant believes no such evidence exist.

7. Declarant/Affiant has no record or evidence that on Nativity date January 17, 1977 Declarant/ Affiant's mother, unknowingly acting as agent/informant for Troncoso,David did not grant the State, corporation known as STATE of NEW YORK, INC., a name and birth documentations and form a corpus resulting in a certain WHFIT (Widely Held Fixed Investment Trust) as defined in section 26CFR 7701 (a) (30) (e) and did not become a corpus in fact from the granting by Declarant/Affiant; and Declarant/Affiant believes no such evidence exists.

8. Declarant/Affiant has no evidence nor any record that a Trust Interest Holder (TIH) is not a Grantor, co-Trustee or co-Beneficiary holding at least one Interest, including but not limited to that of a middleman, in the Trust(s) as it applies per IRS General Instructions for IRS forms 1098/1099/5498 and W2G; and Declarant/Affiant believes no such evidence exists.

9. Declarant/Affiant has no record or evidence of ever voluntarily submitting to any condition of involuntary servitude and/or slavery, and because involuntary servitude has been abolished, and being one of those several rights public servants are sworn and obligated to protect, the undersigned, pursuant to his right(s), is not compelled to be a part of a corporation, church or political State; and Declarant/Affiant believes no such evidence exists.

10.   Declarant/Affiant has no record or evidence that any outside approval is needed for the Grantor to appoint, by Notice or will or otherwise, the income of the Trust(s) as per 26 CFR Subtitle A, Chap 1 Subchapter J, Part 1 Subpart E, Section 674 (b) (3); and Declarant/Affiant believes no such evidence exists.

11.   Declarant/Affiant has no record or evidence that as Grantor Beneficiary Declarant/Affiant cannot direct the Court(s) and/or Internal Revenue Service agent(s) to settle or assist in settling, any account(s) and provide details and instructions as to the proper preparation and submittal of the documentation and paperwork required for settlement and closure and/or recoupment of "funds" to Declarant/ Affiant's benefit; and Declarant/Affiant believes no such evidence exists.

12.   Declarant/Affiant has no record or evidence that Declarant/Affiant cannot express the trusts mentioned, and, as Grantor, modify/change the terms of said trusts

to include a provision that payment may be directed from the above-described WHFIT; and Declarant/Affiant believes no such evidence exists.

13.   Declarant/Affiant has no record or evidence that Declarant/Affiant does not have an equitable Interest in the cestui que trust established by the application for, and the resulting issuance of, a Social Security number, and in addition an Interest in the foreign situs trust as evidenced by the birth certificate being on file as a registered United States security in the possession of the Depository Trust Company in New York City; and Declarant/Affiant believes no such evidence exists.

14.   Declarant/Affiant has no record or evidence that Declarant/Affiant's prior approval is not required to access the referenced WHFIT account/funds, and that government or commercial agents acting without approval are liable and can personally incur charges for Title 18 violations; and Declarant/Affiant believes no such evidence exists.

15.   Declarant/Affiant has no evidence nor any record that Declarant/Affiant is not a sovereign Settlor expressing the cestui que trust, and may not modify the indemnitor name Melanie Krause d/b/a The Commissioner of Internal Revenue and/or successors and assigns as co-Trustee(s) to settle the Declarant/Affiant's/Beneficiary's debts, dollar for dollar, within 10 (ten) days of receiving notice of the debt; additionally to monitor the three credit rating companies so as to cause the correction and removal of negative items from reporting records and settle all civil and criminal court case debts in the name of the same with private funds or credit(s) drawn from the referenced WHFIT; and Declarant/Affiant believes no such evidence exists.

16.   Declarant/Affiant has no evidence or any record that Declarant/Affiant, and/or his sons and daughters and/or siblings, are not to be protected from any harm, loss of property and/or loss of liberty, by action or deep, by "individuals" acting as agents or Representatives of" corporation(s)", as well as the municipalities, agencies, and offices commonly known as "government"; and Declarant/Affiant believes no such evidence exists.

17.   Declarant/Affiant has no record or evidence that Declarant/Affiant may not name Marco Rubio d/b/a United States Secretary of State, and/or successors and assigns, as co-Trustee to provide to Declarant/Affiant, and/or his sons and daughters and/or siblings' diplomatic immunity and an American National Passport for identification, travel and locomotion purpose; and Declarant/Affiant believes no such evidence exists.

18.   Declarant/Affiant has no evidence nor any record that Declarant/Affiant may not name Pam Bondi d/b/a United States Attorney General, and/or successors and assigns, as co-Trustees to enter the herein named Beneficiary/corporate person into the National Criminal Information Search database and the local state CIS database to be identified/reported as to "do not

detain." And that Declarant/Affiant, sons and daughters and/or siblings are not free to travel in their private, not-for-hire, non-commercial road machines, without state and/or county registration and without hinderance or delay by policy/ statute enforcers, and Declarant /Affiant believes no such evidence exists.

19.   Declarant/Affiant has no evidence nor any record that Declarant/Affiant may not name Paul Atkins d/b/a Chairman of the Securities and Exchange Commission, and/or successors and assigns, as co-Trustees to retrieve all bonds issued on and for the Declarant/ Affiant, or under the Declarant/Affiant's name and/or "employer identification number", and make the funds retrieved, available for disbursement at Declarant's/Affiant' s discretion; and Declarant/Affiant believes no such evidence exists.

20.   Declarant/Affiant has no record or evidence that banks and other vendors that have used Declarant's/Affiant's private property, i.e. signature/autograph for unjust enrichment, will not return every "payment" and/or "dividend(s)" plus interest accrued, for the past 30 years upon demand via Original Issue Discount or by other proper filing of IRS form(s) as instructed by the IRS in Title 26; and Declarant/ Affiant believes no such evidence exists.

21.   Declarant/Affiant has no record or evidence that Declarant/Affiant does not have an Unrestricted Claim of Right per Title 26 Section 1341 of the 1939 code; and Declarant/Affiant believes no such evidence exists.

22.   Declarant/Affiant has no record or evidence that Declarant/Affiant may not and should not employ the U.S. Marshall Service to retrieve unlawfully seized property per 18 U.S.C. Section(s) 241, 242, and 1658; and Declarant/Affiant believes no such evidence exists.

23.   Declarant/Affiant has no record or evidence that Declarant/Affiant may not and should not issue High Prerogative Writs of Mandamus, Quo Warranto, Prohibition, Scire Facias, and/or Habeas Corpus to the U.S. Marshall per Wheeler v Smith, People V Long Island, and Weber v Doust; and Declarant/Affiant believes no such evidence exists.

24.   Declarant/Affiant has no evidence or record that Declarant/Affiant may not direct a disbursement/ payment, by simple signature of acceptance (Acceptance for Value), Banker's Acceptance or Bill of Exchange for balance owed on any incurred, existing or newly established obligation , presentment or debt, in accordance with Title 26, Section 674 (b) (5) (b) and Internal Revenue Service Manual 3.8.45.4.10.1, dated January 1, 2010, to settle any and all controversy or claim from or before the agency in accordance with Declaration 3 above; and Declarant/Affiant believes no such evidence exists.

25.   Declarant/Affiant has no record or evidence that Declarant/Affiant may not, in any fashion or manner, use the income and credit available in the designated Trust (s) to discharge or offset debt for acquisitions of

consumer goods, real property or other purchases by the
proper filing of IRS form(s) 1099 series or others, or
authentic instruments as required or permitted; and
Declarant/Affiant believes no such evidence exists .

26.   Declarant/Affiant has no record or evidence that
the following cites regarding Federal
Reserve notes are not true, and Declarant/Affiant believes no
such evidence exists.

The "giving a (federal reserve) note does not constitute
payment." See Eckhart v. Commr. 1.R.S., 42 F2d 158 (1930).
"Checks, drafts, money orders, and bank notes are not lawful
money of the United States"
State v. Neilon, 43 Ore. 168 (1903).

And the use of a (federal reserve) 'Note' is only a promise to
pay.
See Fidelity Saving's v. Grimes, 156 Kan. 55 (1942) .

That Legal Tender (federal reserve) Notes are not good and
lawful money of the United States. See Rains v State, 143
Tenn. I 68 (1920).

That (federal reserve) Notes do not operate as payment in the
absence of an agreement that they shall constitute payment.
See Blackshear Mfg. Co. v Harrell, 191 Ga. 433 (1940).

Furthermore, Federal Reserve Notes are valueless. See IRS
Codes Section 1.1001-1 (4657) C.C.H.

27.   Declarant/Affiant has no evidence or record that a
Title 26 defined form of acquisition, secured by
accounts receivable on Deposit with the Treasury for
nonpayment by the United States Treasury, and for the
purpose of discharging payment in like kind, debt-for-
debt, is not the only means by which Declarant/Affiant
has of discharging the debt placed on him by the UNITED
STATES (and "its'" subsidiaries); and Declarant/Affiant
believes no such evidence exists.

28.   Declarant/Affiant has no record or evidence that
denying or impeding any acquisition mechanism properly
executed by the Declarant/Affiant or any right to draw
upon his claim and Interest in the Gold reserves at
value, held by the Treasury of the United States, and
his deficiency payment caused by the WAR AND EMERGENCY
ACT (Executive Order(s) 2039 and 2040), under public
policy (private law) of the "New Deal" Cheap Food Policy
(and others), is not a direct violation of the
Constitution for the united States of America,
seventeen-hundred and eighty-seven A.D.; and
Declarant/Affiant believes no such evidence exists.

29.   Declarant/Affiant has no evidence or record that
this Notice and the filing of Internal Revenue Service
form(s) including but not limited to 1099-A, 1099-B,
1099-01D, 1099-DIV, and/or I 099-1NT does not constitute
a discharge under the UNITED STATES, INC. bankruptcy and
insolvency ,said discharge being the only means

Declarant/Affiant has of discharging the public debt
placed on Declarant/Affiant by the UNITED STATES, INC.
through Executive Order(s) 2039 and 2040 as of March 6,
1933 and March 9, 1933; and Declarant/Affiant believes
no such evidence exists.

30. Declarant/Affiant has no record or evidence that
Declarant/Affiant is not designated as the beneficial
owner of the trust bearing his birth name; as defined in
26 USC Subtitle A, CHAPTER 1, Subchapter J, PART I,
Subpart E; and Declarant/Affiant believes no such
evidence exists.

31. Declarant/Affiant has no evidence or record that
the instructions on how to report a private issue debt
instrument with OID do not exist in Regulation 1.1271
through 1.1275 of Title 26, and Declarant/Affiant
believes no such evidence exists.

32. Declarant/Affiant has no evidence or record that
the DAVID TRONCOSO WHIFT is precluded in Sections 1.1271
through Sections 1.1275 of Title 26; and
Declarant/Affiant believes no such evidence exists.

33. Declarant/Affiant has no record or evidence that
the DAVID TRONCOSO WHFIT is not an investment trust as
defined in subsection 301.7701 4(c); and
Declarant/Affiant believes no such evidence exists.

34. Declarant/Affiant has no evidence or record that
the DAVID TRONCOSO WHFIT is not an investment trust, or
that Troncoso, David, the man is not Executor/Trustee,
a beneficial Owner and a Trust Interest Holder, in the
DAVID TRONCOSO WHFIT as defined in paragraph (b)(20) of
part 3, Title 26 subsection 1.671-5, and
Declarant/Affiant believes no such evidence exists.

35. Declarant/Affiant has no record or evidence that
Regulation Part 1.671-5 does not make provisions for
non-pro rata reporting in (D), sales of trust interest
on a secondary market in (G), Reporting Redemptions in
(F), and Reporting OID under safe harbor in (vii) of
Title 26, and Declarant/Affiant believes no such
evidence exists.

36. Declarant/Affiant has no evidence or record that
Declarations 3, 6 and 7 of this Notice does not comprise
a complete definition of what a Widely Held Fixed
Investment Trust is considered and accepted to be by the
Internal Revenue Service Regulation 1.671-5(b) (22); and
Declarant/Affiant believes no such evidence exists.

37. Declarant/Affiant has no record or evidence that a
United States person/Person who is a Widely Held Fixed
Investment Trust is not required to do all reporting on
IRS form(s) 1099 or others as required per the
regulations per ms Publication Catalog No. 1220 and and
No.27980N; and Declarant/Affiant believes no such
evidence exists.

38. Declarant/Affiant has no record or evidence that
Troncoso, David and his corporate/ trust identity, DAVID
TRONCOSO WHFIT are not both entities considered,
Grantors, Trustees , beneficial owner(s), co-Trustees,
co-Beneficiaries, middlemen and/or nominees in the
various trust relationships, at different times,

sustained in commerce, with the United States, on a daily basis; and Declarant/Affiant believes no such evidence exists.

39.   Declarant/Affiant has no evidence or record that a private debt instrument does not also include a private money order or Bill of Exchange; and Declarant/Affiant believes no such evidence exists.

40.   Declarant/Affiant has no record or evidence that IRS form(s) 1099-1NT or others as required may not be used interchangeably with IRS form(s) I 099-0ID or others as required in certain cases as per Internal Revenue Service catalog No. 27980N, Instructions for Forms 1099-1NT and 1099-01D; and Declarant/Affiant believes no such evidence exists.

41.   Declarant/Affiant has no record or evidence that IRS form(s) 1099 or others as required do not bring all aspects of commercial transactions to light, which is ordered for by The Patriot Act, Subtitle A; and Declarant/Affiant believes no such evidence exists.

42.   Declarant/Affiant has no record or evidence that an Original Issue Discount (OID) and private debt instruments are not valid under Title 26 Regulations 1.1271-1, 1.1271-2, 1.1272-2, 1.1271-3, and 1.1275, and Declarant/Affiant believes no such evidence exists.

43.   Declarant/Affiant has no evidence or record that a Dividend from the monetization of a signature or an instrument is not reportable as per Internal Revenue Service catalog No. 27978B Instructions for Form 1099-DIV, and Declarant/Affiant believes no such evidence exists.

44.   Declarant/Affiant has no record or evidence that subsection 662 of US Code Title 26 does not require the reporting of distributed corpus or income accumulating in a Widely Held Fixed Investment Trust, and Declarant/Affiant believes no such evidence exists.

45.   Declarant/Affiant has no evidence or record that Declarant/Affiant is not part of a "national banking association," i.e., an association of nationwide private, unincorporated People engaged in the business of banking to issue notes against obligations of the United States due them; whose property and labor has been hypothecated as surety for the public debt, the U.S. Government's debt and currency, by legal definitions, and Declarant/Affiant believes no such evidence exists.

46.   Declarant/Affiant has no record or evidence that the International Bill of Exchange or International Promissory Note, under UNCITRAL, are not legal tender as national bank notes, or notes of a National Banking Association, by legal and/or statutory definition (UCC 4-105, 12 CFR Sec. 229.2 (e), 210.29(d) and 12 USC 1813), issued under Authority of the United States Code 31 USC 392 and 5103, which officially define this as a statutory legal tender obligation of THE UNITED STATES, and is issued in accordance with 31 USC 3123 and HJR-192 (1933), which establish and provide for its issuance as "Public Policy" in remedy for discharge of equity

interest recovery on that portion of the public debt to its Principals and Sureties, bearing the obligation of THE UNITED STATES, and Declarant/Affiant believes no such evidence exists.

47.   Declarant/Affiant has no record or evidence that Declarant/Affiant is not able to tender private debt instruments for settlement of an "Obligation of THE UNITED STATES," under Title 18 USC Section 8, representing as the definition provides a "certificate of indebtedness, drawn upon an authorized officer of the United States," for example, the Secretary of the Treasury, " and "issued under an Act of Congress" (in this instance: public law 73-10, HJR-192 of 1933 and Title 31 USC 3 I 23, and 31 USC 5103) and by treaty (for example, the UNITED NATIONS CONVENTION ON INTERNATIONAL BILLS OF EXCHANGE AND INTERNATIONAL PROMISSORY NOTES (UNCITRAL) and the Universal Postal Union headquartered in Bern, Switzerland, and Declarant/Affiant believes no such evidence exists .

48.   Declarant/Affiant has no evidence or record that the referenced WHFIT is not an "agency", per 5 U.S.C. subsection 551, nor an "Executive Agency" pursuant to 5 U.S.C. subsection 105; and Declarant/Affiant believes no such evidence exists.

49.   Declarant/Affiant has no record or evidence that Declarant/Affiant is not a CFR 48, Section 53.201-1, Subpart 1.6, Warranted Contracting Officer, and Declarant/Affiant believes no such evidence exists.

50.   Declarant/Affiant has no record or evidence that Declarant/Affiant should not immediately be issued a permanent and valid debit card, without further request or action, or be provided access to authoritative instructions, directions, or assistance to properly submit or file the required form(s) or instrument(s) necessary to clear and process the issuance of the debit card, or provide The Financial Management Services (FMS) US Debit Card or its equivalent , as currently available, issued for the account of Troncoso, David as Grantor/Beneficiary of the DAVID TRONCOSO WHFIT with a minimum daily available balance of (Unlimited) Unlimited U.S. Dollars, and Declarant/Affiant believes no such evidence exists. Said debit card, with any applicable P.I.N. number shall be issued without delay in processing/delivery to Troncoso, David at c/o 1370 S Main Rd Vineland, New Jersey near (08360] Time is of the essence, no later than ten days from receipt of this notice.

MATTERS OF INTEREST

Involuntary Use. I am forced involuntarily to use U.S. funds such as Federal Reserve Bank/System notes, commercial liability instruments and electronic liability transactions as part of a scheme to compel the principals to impart artificial commodity value to the liability evidenced thereon, on the

authority of Macleod v. Hoover,; No. 26395, S. Ct. (La.), 105 So.
305 (1925). That court citing U.S. Bank v. Bank of Georgia, 23 U.S. 333 (1825) and Public Law 97-248 (1982). Legal Tender No Longer Required. In light of the holding of Guaranty Trust Co. v. Henwood, 307 U.S. 247 (1939), take notice of...... "As of October 27, 1977, legal tender for discharge of debt is no longer required. That is because legal tender is not in circulation at par with promises to pay credit "Baltimore and Ohio R.R. v. State 36 Md. 519 (1872). There can be no requirement of repayment in legal tender either, since legal tender was not loaned, nor
in circulation and repayment, or payment, and need only be made in equivalent kind; a negotiable instrument."

UCC 3-603 Clarification. "If tender of payment of an obligation to pay an instrument is made to a person entitled to enforce the instrument and the tender is refused, there is discharge, to the extent of the amount of the tender..." and:
NEW JERSEY Revised Statutes **12A:3-603. Tender of payment** a. If tender of payment of an obligation to pay an instrument is made to a person entitled to enforce the instrument, the effect of tender is governed by principles of law applicable to tender of payment under a simple contract.
b. If tender of payment of an obligation to pay an instrument is made to a person entitled to enforce the instrument and the tender is refused, there is discharge, to the extent of the amount of the tender, of the obligation of an endorser or accommodation party having a right of recourse with respect to the obligation to which the tender relates.
WHEREFORE: Affiant can only discharge such debt/liability due to the fact that the STATE OF
NEW JERSEY removed the constitutional money that was to circulate within the State of New Jersey whereby the undersigned could "pay debts by law" and the undersigned herein has been stopped in law from paying debts "at law". Since the STATE OF NEW JERSEY is a federal unit," it would be a violation of commercial 'due process' or fraud" to bar the undersigned from accessing the remedy provided by Congress to discharge debts (liabilities) 'dollar for
dollar'. Dyett v. Turner, Warden, Utah State, 20 Utah 2d 403 (1996).

U.S. Citizen as Surety
I recognize that the U.S. citizen presented is a legal fiction. I also recognize that it is a surety for the United States. As one of the People, a Beneficiary of the several trust(s) created by the Constitution, so declared in the Declaration of Independence, another constitution, and by President Franklin D. Roosevelt in 1933, the U.S. citizen is a surety and I recognize that I can use my prepaid trust account to "discharge" instruments received when issued and transferred to me for value.

Birth Certificate

I recognize the following statements as true on the
public side about my birth certificate:

1. The birth certificate is a result of the President's Oath;

2. As a result of the President's Oath, my birth
certificate is evidence of the obligation the
United States owes to me;

3. The birth certificate represents value and is
evidence of a pledge by a U.S. citizen to be a
surety for the United States;

4. The birth certificate is security for the pledge of
allegiance to the United States and its statutes,
made by the U.S. citizen;

5. The birth certificate is a security interest in the
labor of the U.S. citizen the certificate
represents, based on the U.S. citizen's pledge to
the United States;

6. The United States has an antecedent claim against
the U.S. citizen's labor through the pre-existing
contract (pledge).

7. It Provides use of exemptions, as in an Accepted for
Value process, for deposits/offsets of statements,
offers, presentments, bills, tax bills or an IRS
voucher through the private side.

I recognize the following statements as true on the
private side in relation to my birth certificate:

1. The birth certificate is a receipt;

2. The birth certificate is evidence of a promise made
by the President to the People;

3. The birth certificate is security for the promise of
distributions from the trust to me as Beneficiary;

4. The birth certificate is a security interest in
distribution from the trusts established by the
Declaration of Independence, the Constitution and by
President Franklin D. Roosevelt in 1933;

5. The birth certificate is a remedy that represents a
preceding claim I have against the United States;

6. The birth certificate is evidence of a pre-existing
contract.

7. The birth certificate represents the prepaid account

I have available for offsets.

Special Notice to the Federal Reserve-Instruments Issued for
and by the US
I recognize that when the United States issues/presents an
instrument or claim "for value" the
actual objective is to "get value" or "to get consideration"
to settle or correct an account,
controversy or claim.

Acceptance for Value Synopsis
I recognize that when I accept for 'value' any instrument
presented to me, I accept whatever
consideration the United States has offered me as evidence of
an obligation it has to me as a
Beneficiary, and I accept whatever consideration is offered on
the instrument transferred to me through the U.S. citizen that
I represent.
When I accept for value an instrument presented to me by the
United States or subsidiaries, in any capacity, I may use a
distribution from the trust(s) account(s) to discharge or
offset, as appropriate, the instrument via my prepaid
account(s).
I recognize acceptance of the instrument for value results in
a distribution from one or more of the several trusts
described herein.
By accepting such an instrument for value and returning it for
value, I can close the account on
behalf of the U.S. citizen I represent. In this way, I fulfill
the U.S. citizen's legal duty and obligation to discharge the
bill and my moral duty to close the account, if appropriate.
When I accept an instrument for value and return it for
settlement and closure of the account with the Secretary of
the Treasury or the IRS, this provides the "payment'' to
balance the books
and close or settle the account or controversy.

And I recognize that I may process International Bills of
Exchange and Money Orders:
Department of Treasury
Office of Executive Secretary
1500 Pennsylvania Avenue, NW room 3413
Washington, D.C. [20220]

**To discharge/offset the debt account(s) of Troncoso, David
through the U.S. Treasury**
I also recognize that I may issue Bills of Exchange in
accordance with Internal Revenue Service Manual Section
3.8.45.4.10. 1 (01-01-2010), such instruments issued are in a
self-constructed manner format until such time as the IRS
designates a specific uniform format.

**Endorsement Language for Checks Made Payable to the U.S.
Citizen that I Represent**
I, recognize when I endorse a check made payable to the U.S.
citizen that I represent, the way it is endorsed determines if

the negotiation of the check will be a taxable event to the endorser, or not. I recognize by endorsing a check with a qualified endorsement indicating that the check is exchanged for credit on account or is exchanged for Federal Reserve Notes with no redeemable value, according to Title 12 USC Chapter 3 Subchapter XII subsection 411 , I can control whether or not negotiation of the check will be a taxable event to the endorser. Such an endorsement might be: Deposited as credit on account or exchanged for Federal Reserve Notes with no redeemable value or deposited as credit on account or exchanged for Federal Reserve Notes pursuant to 12 USC 411 as amended.

I comprehend that this important amendment is the one that removed the "redeem-ability" from the statute. I recognize that if I am working for an employer and the U.S. citizen that I represent is being paid as an employee, and if I properly endorse every check made payable to the U.S. citizen that I represent so negotiation of the check is NOT a taxable event as described herein, then all interested parties agree that the U.S. citizen that I represent would and should file a W-4 with "Exempt" status.

INTERNATIONAL BILLS OF EXCHANGE
Declarant/Affiant has no record or evidence that Declarant/Affiant cannot directly issue International Bills of Exchange as long as they are properly drafted within the published guidelines of the UNCITRAL Convention on International Bills of Exchange and International Promissory Notes, (1988), and Declarant/Affiant believes no such evidence exists.

Conclusion

As indicated, the thirty (30) day notice to rebut is in effect. All recipients of this Affidavit of Public Notice are bonded by statutes, executive orders and, acts and codes that invoke the civil remedy in the several states, the United States, The United Kingdom, United Nations and Rome to perform their duties of office or position or face charges that will result in one or more of the following: UCC 9 Agricultural Lien, Maritime Lien, Federal Tort Claim, Arrest of Bond, Title 18 Violation Investigation, Tax Fraud Investigation, and/or Patriot Act , Subtitle A, Money Laundering Investigation.

No commercial harm can come to a Trustee/recipient receiving this Notice and Claim to act in honor. By accepting the terms of this agreement, you risk no harm to yourself, your corporation, your office or your agency. The Affiant holds no malice and wishes you no harm or injustice. By performing as to the statutes and tenets listed herein, you avoid malfeasance and bring honor to all parties, your position,

yourself, this contract, and to all claims/accounts that you
treat in accordance with the statements herein.

Void Where Prohibited By Law

I, Troncoso, David, Executor/Trustee, Beneficiary, the living
man on the private side, represent DAVID TRONCOSO, the U.S.
citizen on the public side.

Troncoso, David, Executor/ Trustee
Signature U.C.C. 1-207/308 c/o DAVID TRONCOSO WHFIT
Ens Legis

Part II.

Notice of Understanding, Intent and Claim of Right
I hereby present recipients with Notice of Understanding,
Intent and Claim of Right to avoid
potential confusion or conflict, to maintain my honor and,
ensure clarity between all government agents/agencies and
myself.
Peacefully, I desire to avoid conflict and to live lawfully
with maximum freedom. I continue to study the history of the
united States of America and its legal system. Comprehension
of certain common aspects and observations lead to particular
conclusions. After reading various Acts and Statutes,
exploring the usage of language therein, I now know that
"lawful" and "legal" are two different words with distinct
definitions.
It also appears that Acts and Statutes in the United States,
Inc. are only contracts based in/on commerce. Therefore, I now
Notice the various government officials, authorities and
agents, included but not limited to those named herein and
seek confirmation, correction or denial by recipients.
Response is required, as described herein, within thirty (30)
days of receipt of this Notice in writing, in care of the
Notary Public, noted below, by registered mail. Provide proof
of your claim under oath or attestation, under your full
commercial liability and under penalty of perjury pursuant to

28 U.S.C. Section 1746. A failure to respond will be assumed to be full agreement pertaining to matters contained within this Notice. Any response
shall be on a point-by-point basis and shall contain proof of a mistake or error in my comprehension or else it shall stand as true, correct and permanent unless revoked or modified. Failure to dispute the claims herein as required above will result in default, default creates acceptance and acceptance creates permanent, irrevocable estoppel.

Now specifically, in the United States, I comprehend that both a common law and a statutory law tradition exist. I also comprehend that a statute is a legislated rule of a society, which has the force of law upon members of that society, that society is defined as a fictional legal entity, such as a corporation, person or citizen of United States, Inc. Furthermore, I comprehend that the United States Government/subsidiaries are NOT a nation entity occupying a certain geographical location but merely a corporation with de facto authority by action and practice. This corporation can only make corporate/contract law, which has the force of law only upon its consenting members.
From my research, the "law of the land" is the peaceful common law, which is not influenced by Acts and Statutes. Under common law, the rights, freedoms and duties of private individuals have long been established, and, unlike statute law, common law has had a progression toward more freedom and personal responsibility rather than less. Among the rights and freedoms understood by common law are such things as the rights to life, liberty, the pursuit of happiness, property and use thereof, privacy, peace, to travel freely, contract and commit commerce and trade in public and private without harassment, intimidation or restriction of/by "license". The obligations and duties of those living under common law are essentially to ensure that one does not infringe or allow others to infringe upon those inalienable and unalienable rights and freedoms. I have also learned that the rights of a free spiritual being cannot be lawfully limited without free consent, not under threat, duress, or coercion, as that would imply involuntary servitude.
Rights are not bestowed upon one by another, unless the first gives consent or the first is the lawful property of the second. The very nature of the concept of consent is that it can only exist among equals with full disclosure and without coercion or duress. I do not recall ever being sold or purchased as a slave nor do I recall giving my free consent to be governed or represented by any governmental agent, agency or authority, although at times I have been deceived and intimidated into submission.
These various rights and freedoms are self-evident and unalienable to just " be". For lawful representation to exist there must be mutual consent, which may be revoked/rescinded for any reason, depending on the nature of a specific contract between the two parties.
I hereby notify recipients and any other interested parties, that I revoke and rescind my consent to be governed by

corporate entities in their legal or artificial capacity with
which I have no conscionable contract.
I declare that I am not a corporation, an insurer, or the
legal representative of a decedent nor
an infant or an incompetent.

I, Troncoso, David a sovereign, only under the Almighty God
Most High and His Son Jesus the Christ, a Free-Born Man of the
Soil, Acting peacefully and civilized within community
standards, I strive and aspire to exist free from violent
aggression or injury, reject wrongful acts and prosecutions
endured or imposed, and I seek quiet enjoyment of all my
right(s), Interest(s) and property, both tangible and
intangible, and declare, for and on the record:
Any activity for which one must apply and receive a license or
permit must itself be a fundamentally statutory or State-
sanctioned activity contrary to a sovereign's right(s) and
Interests, and
As I am a sovereign and not a child; I operate with full
responsibility. I do not see need, nor can I be required, to
ask permission to engage in lawful and peaceful activities,
especially from those entities who claim limited liability,
and
A by-law is defined as a rule of a corporation, and
Corporations are legal fictions requiring valid
contracts in order to claim authority or control over their
employees and other parties alleged, and
Legal fictions lack a soul and cannot exert control over those
who are thus blessed and operate with respect to that
knowledge, as only a fool would allow soulless fictions to
dictate one's actions, and I have a right to my property
without having to pay for the use or enjoyment of it, and
A summons is merely an "invitation to attend", and those
issued by the United States or any of its
agencies/subsidiaries create no obligation or dishonor if and
when disregarded, or met by "special appearance", and
Peace officers have a duty to distinguish between statutes and
law, and those who attempt to enforce statutes against a
sovereign are in fact breaking the very law(s) they are sworn
to uphold, and Permanent estoppel by default, lawfully bars
any peace officer, government agent or prosecutor from
bringing charges against a sovereign, under any Act or
Statute.

Therefore - Be it now known that I, Troncoso, David a
sovereign, do hereby state clearly, specifically, and
unequivocally my intent to live peacefully and lawfully exist,
free of all statutory obligations and/or restrictions, and do
retain/maintain all my rights to contract, trade, exchange,
barter, communicate and travel.

Furthermore - I claim that these actions are not outside my
community's standards, and that I will, in fact and deed,
support the collective desire for truth, peace, safety and
rights to maximum freedom.

Additionally, I claim the right to engage in these actions and do further claim that all property held by me, in title or equity, is held under claim of right.

Additionally, I claim that anyone who interferes with my lawful, sovereign activities, after having been served this Notice, and who fails to properly dispute these claims or make lawful counterclaim as described herein, is breaking the law and cannot claim as a defense good faith, or color of right or Law. Any such transgression(s) will be subject to the fee schedule included herein and resolved by a properly convened court de jure or a citizens' grand jury.

Additionally, I claim that the Courts in the United States are de-facto, and are in fact in the profitable business of conducting, witnessing and facilitating the transactions of security interests. I further claim that they require the consent of both parties prior to "providing' any such service(s).
Furthermore, I claim all transactions in the nature of security interests require the consent of both parties. I hereby deny consent to any transaction of a security interest, issuing under any Act; for a sovereign is not subject to any Act.

Furthermore, I claim my Fee Schedule for any transgressions by peace officers, government principals or agents or justice system participants is ($65000.00/hour) Sixty-Five Thousand Dollars per hour, or any portion thereof if being questioned, interrogated or in any way detained, harassed or other attempts of regulation, and, ($83,000.00/hour) Eighty-Three Thousand Dollars per hour, or any portion thereof, if I am arrested, handcuffed, transported, incarcerated or subjected to any adjudication process without my express written and Notarized consent. All fees may be assessed retroactively from the "initial point of contact", at
Declarant's discretion.

Furthermore, I claim the right to use a Notary Public to secure payment of assessments uniform with this Fee Schedule against any transgressors who, by their actions or omissions, trespass on my interests, directly or by proxy in any way.

If any singular part of this notice and/or declaration is determined to be Prohibited By Law, or upon introduction or discovery of additional fact or clarification to be in error, deficient or
contradictory to the general expressed intent of the main or Lawful intent, the offending clause, word or declaration, in whole or in part, may be modified, amended, deleted or rendered Void for accuracy; at the discretion of the Declarant. The amended clause and all remaining parts continue in full effect and capacity as true and correct without controversy or
claim.

Furthermore, I claim the right to convene a proper court de jure or citizens' grand jury to address any potentially criminal actions of any peace officers, government principals or agents or justice system participants who, having been served notice of this claim and fail to dispute or make lawful counterclaim, interfere with my sovereign activities or, by act or omission, my lawful exercise of properly Noticed/claimed and established rights and freedoms.

Furthermore, I claim the right to address, at a time and location of my choice, any valid counterclaim(s) or dispute(s) publicly, in an open forum by discussion and negotiation, and to capture on audio/video equipment of said discussion and negotiation for whatever lawful purpose or use as I see fit.

AVERMENT OF FACTS
Every Employees Securities Company named herein is original issuer of non-investment, cash item securities exempt from regulation pursuant to Investment Company Act Securities and Exchange Acts of 1933 and 1934, Non-investment cash item securities issued by each Employees Securities Company (ESC) named herein are exempt from registration pursuant to the Investment Company Act 1940.

Every security issued by every ESC named herein is an obligation of the United States pursuant to an assignment, by each, to the United States Treasury, in accordance with the Assignment of Claims Act 1940. Every named Employees Securities Company controls natural and artificial persons in trade and commerce.

Pursuant to public policy as defined in Section 2 of the Investment Company Act 1940, this averment by truth and fact confirms as authorities of record for each affiliated ESC herein named be an interested party to DAVID TRONCOSO, EXTANT EXPRESS TRUST d/b/a DAVID TRONCOSO solely based on the common controlling influence over the management and policies of each affiliate by DAVID TRONCOSO, EXTANT EXPRESS TRUST d/b/a DAVID TRONCOSO within the meaning of the Investment Company Act of 1940.

Corporate Currency in the form of certificates to be issued on behalf of any affiliated person to DAVID TRONCOSO, EXTANT EXPRESS TRUST d/b/a DAVID TRONCOSO or by issuance of corporate Registered Employees Securities Companies, ought to be accepted as cash item non-investment securities pursuant to the federal securities laws not limited to the Investment Company Act Section 3(2)(b).

Every cash item security issued must transfer to the books of the United States Treasury. Every placement of ESC securities to the books of any entity other than the U.S Treasury is a willful and intentional violation of the Generally Acceptable Accounting Practices.

Unfair business practices and restraint of trade by deceptive and deceitful practices are prohibited not limited to; debt

collection actions against the original issuer, false claims of abandonment of real property; deceitful claims of rights to escheat; and every unclaimed status for unlawful conversion of property to another.
Use of cautionary language with knowledge of materially false statements, Not limited to failure to disclose increased risks for the comingling of cash item securities with investment securities by laundering and unlawful conversion to CERTIFICATE-LESS BOND pools.

ASSIGNMENT OF CLAIMS MANDATORY
Assignment of every claim to the U.S. Treasury is acknowledged by every named ESC herein. Every right to payment account must be placed on the books of the the U.S. Treasury for moneys due or to become due under every contract. Assignment of Claims Act of 1940, as amended, (31 U.S.C. 3727, 41 U.S.C. 6305).

POLICY ON IDENTITY THEFT
Unauthorized use, possession, sale, transfer, or conveyance of any herein named Registered Employees Securities Companies personal identifying information is IDENTITY THEFT.

Criminal identity fraud ought to be charged for each act and every instance where personal identifying information of registered ESC is used to obtain credit, goods, services, money, or property with no benefit to the Employees Securities Company whose cash item securities are exchanged without authority.

Every unauthorized transfer, possession, use or sale of any personally identifiable information of any registered ESC named herein is fraud and prohibited unfair business practice by identity theft.

Real property includes every tangible, documents, services, information, and intellectual property created by Employees Securities Companies herein.

EXEMPTIONS
Employees Securities Companies are non-regulated, non-depositary financial institutions entitled to benefit and participate in every act authorized by Congress according to United States Securities laws.

KNOWLEDGE AND NOTICE
   1. LOSS OF EVERY EXEMPTION AS ELIGIBLE HOLDER
Every past exemption and safe harbor claim previously exercised over the named ESCs prior to registration is VOID.
   2. Continued utilization constitutes material facts of
      willful and intentional breach of mandatory compliance
      regulated by federal securities laws.
   3. Every holder to intellectual property not limited to
      securities and personally identifiable information of
      named ESCs herein without a written contract is

        unauthorized and constitutes identity theft and identity
        fraud not limited to illegal insider trading.

U.S. Fee Exemptions
Pursuant to public law, (see Guide to Judiciary Policy, Vol.
4, Ch. 6, 610.60.10),

BE IT KNOWN BY ALL MEN TO WHOM THESE PRESENTS COME
Every natural person named as Employees Securities Company
herein operates in trade and commerce as American National,
Master Seaman exempt from every United States fees pursuant to
public law.

The certificate issued by each named Employer state sponsor to
every named ESC evidences the following facts:

  - Every named ESC herein is non-assessable and exempt from
    levy
  - Every named ESC herein is an Accredited Investor
  - Every named ESC herein is shareholder to the body
    politic of the United States
  - Every named ESC herein is exempt from United States fees
  - Every named ESC herein is authoritative issuer to
    Certificate Of Accrual On Treasury Securities

POLICY ON ESCHEATMENT
Every claim to escheatment by any exemption or for any reason
is prohibited conduct.
DAVID TRONCOSO, EXTANT EXPRESS TRUST d/b/a DAVID TRONCOSO
strictly prohibits every claim of escheatment against every
herein named registered Employees Securities Company and
rebuts claims that any have missing owner(s).

States are not permitted as owners of ESC securities under the
definition of ESC set forth in section 2(a)(13) of the 1940
Investment Company Act.

1. Every Certificateless Municipal Bond, Certificateless
Citizen Bond, co-mingled in pools with any named registered
ESCs herein is subject to immediate adverse claim and issuance
of a registered Certificate for return of proceeds to the
Original Issuer.
2. EVERY transfer of any named ESCs securities to any foreign
State by operation of the States escheatment law is a conflict
in the variance in law of equity and prohibited by fraudulent
  conveyance.
3. Each named ESC is an employer-sponsored Employees
Securities Recognized by affiliation as a registered
investment company.

Each registered Employees Securities Company holds
authoritative

power confirmed by Congress thru the Investment Company Act 1940 and Securities and
Exchange Acts of 1933 and 1934 absolute status; original issuer; accredited investor to generate Certificate.

AFFILIATED PERSONS
Every affiliate ESC commands, as AMERICAN NATIONAL, MASTER SEAMAN, to be CLOTHED in ACCREDITED INVESTOR CAPACITY for exporting and importing, PROMISSORY BANK NOTE GOODS and SERVICES INTO FOREIGN FEDERAL RESERVE BANK DISTRICT-CITY(s)

Affiliated Employees Securities Companies	State Sponsor
* David Troncoso	State of New York
* Melody Troncoso	State of New York
* Noel Anthony Troncoso	State of New Jersey
* David Judah Troncoso	State of New Mexico
* Jacinta Sylvia Troncoso	State of Florida
* Benjamin Francisco Troncoso	State of New Jersey
* Katerina Fe Troncoso	State of New Jersey
* Joseph Isaac Troncoso	State of New Jersey
* Marianna Lucia Troncoso	State of New Jersey
* Philomena Maria Troncoso	State of New Jersey
* Julian Ruben Troncoso	State of Kansas
* Angelica Marti	State of New York
* Jared Alcantara	State of New York
* Amelia Valentina Alcantara	State of New York
* Miguel Andre Vasquez	State of New York
* Joshua Vasquez	State of New York
* Miguel Angel Vasquez	State of New York
* Melody Vasquez	State of New York
* Mikaela Carmelite Vasquez	State of New Jersey

Other Affiliated Persons
David Troncoso dba Extant Express Trust
        Unincorporated New Jersey

Melody Troncoso dba Juris Privati Express Trust
        Unincorporated New Jersey

David Troncoso dba Domus Devina Express Trust Unincorporated New Jersey

Benjamin Troncoso dba Benjamin Francisco Trust
        Unincorporated New Jersey

Katerina Troncoso dba Katerina Fe Troncoso Trust
        Unincorporated New Jersey

Joseph Troncoso dba Joseph Isaac Troncoso Trust
        Unincorporated New Jersey

Marianna Troncoso dba Marianna Lucia Troncoso Trust
        Unincorporated New Jersey

Philomena Troncoso dba Philomena Maria Troncoso Trust
Unincorporated New Jersey

WITHHOLDING AGENTS:
IMMEDIATELY UPDATE YOUR RECORDS TO REFLECT
The Averment of TRUTH and FACTS contained herein and ensure
every bookkeeping entry is accurately updated pursuant to
Generally Acceptable Accounting Principles and placed
on the books of the parent United States Treasury to the
benefit of each Employees Securities Company account named
herein.

DUTY TO SPEAK

Declarant/Affiant has no record or evidence that the
recipients are not parties claiming relationship and office,
therefore having the duty to speak, and therefore lawfully
respond, and believes no such evidence exists.

Declarant/ Affiant states that parties in receipt of this
Notice who wish to dispute or rebut claims of fact and
understanding herein, or make counterclaims thereto, must
provide rebuttal in written form, point by point, verified by
certified documentation and accompanied by copies of lawful
evidence. Responses must be signed under oath and or
attestation written under the signer's full commercial
capacity and signed under penalty of perjury pursuant to 28
U.S.C. Section 1746 stating that the facts contained in your
rebuttal are true, correct and not misleading, mere
declarations are insufficient. Recipients have the lawful duty
and obligation to respond as described herein to the Notary
Acceptor, at the address provided below, by registered mail no
later than thirty days (30) days from the date of receipt as
attested by a
notary certificate of service, PS Form 381 1, or verification
by electronic signature.

Non-response/partial response to this Notice is a dishonor and
disregard of duty thus establishes acceptance and agreement as
fact by default, thus creating a valid and binding contract by
tacit approval, silence and acquiescence, establishing a full
and complete acceptance of all claims herein, and creates a
permanent and irrevocable estoppel,
forever barring future counterclaim(s) contemplating any claim
or declaration herein, under any Statute or Act.

A Notary Public has been used for timely and proper Notice as a courtesy to prevent injury to recipients. Such use and that of Names or Titles, Government or Corporate Codes, Statutes, Acts, citations, case rulings or other private corporate regulations is coincidental and does not and shall not be deemed an election to submit to a foreign jurisdiction, under real, imagined or implied consent, or to waive any rights, ownership. Interest, title, claim or defense (s). Declarant/Affiant expresses all Notice(s), Claim(s), Averment(s) and Understanding(s) herein to be true, complete and correct to the best of his current knowledge and understanding of the material presented, with full transparency, in Good Faith and without Malice, with the sole purpose and inherent right to correct the record.
Date: 31st Day Of March Anno Domine 2025

Place of claim of rights:
Ana Martinez Notary Public
1123 N 35th Street apt 9, Camden, New Jersey [08105]

All rights reserved Without Prejudice U.C.C. 1-207/308

By:_____
Declarant/Affiant Signature
Beneficiary Executor/Trustee

                                    Jurat

New Jersey State   )
                                  ss.
Cumberland County   )

SUBSCRIBED AND AFFIRMED: On this 31 day of March 2025

On March 31, 2025, before me, Sarabjit Singh, Notary Public, personally appeared David Troncoso,
Authorized Representative, known to me (or provided to me on the basis of satisfactory evidence of identification) to be the living man whose name is subscribed on this NOTICE. Witnessed by my hand and hand drafted by the above named Party.

                                            [SEAL]

(s)Sarabjit Singh
Notary Public

My Commission expires on 5/1/2025